Pansoft Announces Adjournment of Annual General Meeting of Stockholders

JINAN, CHINA, June 22, 2011 – Pansoft Company Limited (NASDAQ: PSOF) (“Pansoft” or the “Company”), a leading ERP software service provider for the oil and gas industry in China, today announced that the Company intends to adjourn its annual general meeting of stockholders for the fiscal year ended June 30, 2010 (the “Annual Meeting”) to be held on Thursday, June 30, 2011 at 8:00 a.m. Eastern Daylight Time (EDT), by web conference.   Pansoft intends to hold the Annual Meeting on June 30, 2011 but immediately adjourns the meeting without conducting any business, and no vote will be taken for any proposal set forth in the Notice of Annual Meeting and the Information Circular.  The Annual Meeting will be adjourned to a later date to be announced by Pansoft as soon as practicable.

Pansoft and its board of directors has determined that it is in the best interest of its shareholders to adjourn the Annual Meeting because the Company is in the process of amending its annual report on Form 20-F filed on November 8, 2010  (the “Annual Report”) in response to certain comments from the U.S. Securities and Exchange Commission in a routine review of the Annual Report.  This amendment process is not expected to be completed by June 30, 2011, the date of the Annual Meeting.  In order to ensure that Pansoft shareholders receive a complete Annual Report prior to the Annual Meeting, the Company intends to adjourn the Annual Meeting to provide additional time to complete the amendment process.  Pansoft will hold the Annual Meeting after it has completed and filed the amended Annual Report.

As of June 21, 2011, approximately 17% of total outstanding shares have been voted for the Annual Meeting.  During the pendency of the adjourned meeting, shareholders are encouraged to review the amended Annual Report when it becomes available prior to voting.  Shareholders who have voted may also change their votes by following the voting procedure set forth in the Information Circular previously distributed to the shareholders.

Pansoft apologizes for any inconvenience to its shareholders and very much appreciates our shareholders’ understanding in this matter.

About Pansoft Company Limited

Pansoft is a leading enterprise resource planning (“ERP“) software and professional services provider for the oil and gas industry in China.  Its ERP software offers comprehensive solutions for various business operations including accounting, order processing, delivery, invoicing, inventory control, and customer relationship management. For more information, go to Pansoft's website at http://www.pansoft.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements concerning Pansoft Company Limited, which include but are not limited to, statements regarding Pansoft’s ability to expand its service offerings and maintain leadership as a provider of ERP software and services for the oil and gas industry in China, and the expected announcement of annual meeting date.  The actual results may differ materially depending on a number of risk factors including but not limited to, the following: general economic and business conditions, development, shipment and market acceptance of products, additional competition from existing and new competitors, changes in technology or product techniques, the Company’s ability to successfully integrate acquisitions, its ability to repurchase shares, share-repurchase plans, and various other factors beyond its control.  All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risk factors detailed in the Company’s reports filed with the Securities and Exchange Commission.  Pansoft Company Limited undertakes no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this release